UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CRUZAN INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

The Absolut Spirits Company, Inc.

1370 Avenue of the Americas

New York, New York 10019

Tel: (212) 641-8700

with a copy to

Karen A. Dewis, Esq.

McDermott Will & Emery LLP

600 Thirteenth St., NW

Washington, DC 20005

Tel. (202) 756-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The Absolut Spirits Company, Inc.

IRS No. 13-4181021

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC and BK

5.      Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

US

Number of	7.	Sole Voting Power: 4,294,583 (See disclaimer of beneficial ownership in Item 5 of Schedule 13D)
Shares Bene-
ficially	8.	Shared Voting Power: 0
Owned by Each
Reporting	9.	Sole Dispositive Power: 4,294,583 (See disclaimer of beneficial ownership in Item 5 of Schedule 13D)
Person with:
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,294,583 (See disclaimer of beneficial ownership in Item 5 of Schedule 13D)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

63.6%

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Cruzan International, Inc., a Delaware corporation (formerly known as Todhunter International, Inc.) (the “Corporation”). The principal executive offices of the Corporation are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401. The Reporting Person filed its initial Schedule 13D relating to the Common Stock of the Corporation on June 10, 2005 (“Schedule 13D”).

Item 4. Purpose of the Transaction

The Reporting Person hereby amends the disclosure under Item 4 of its Schedule 13D as follows:

On July 1, 2005, the Reporting Person submitted a proposal to the Special Committee of the Board of Directors of the Corporation pursuant to which a wholly-owned subsidiary of the Reporting Person would merge with and into the Corporation, and each share of Common Stock of the Corporation would be converted into the right to receive $28.37 in cash. The Reporting Person also submitted to the Special Committee a proposed form of merger agreement for its consideration. The merger proposal is conditioned upon, among other things, receipt of appropriate stockholder and regulatory approvals. The merger proposal also provides that, at the effective time of the proposed merger, the Certificate of Incorporation and Bylaws of the Corporation will be replaced by the Certificate of Incorporation and Bylaws of the surviving corporation in the merger. In addition, the merger proposal provides that, subject to the requirements of applicable law, the directors of the Reporting Person's wholly-owned acquisition subsidiary would become the directors of the surviving corporation in the merger. There can be no assurance that the merger proposal will result in a definitive agreement, or that any merger under such definitive agreement will be consummated.

Except as described in this Item 4, however, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed in Item 2 of the Reporting Person’s Schedule 13D, has any plans or proposals which relate to or would result in any of the consequences set forth in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The Reporting Person hereby amends the disclosure under Item 5 of its Schedule 13D as follows:

(a) and (b) Since the Reporting Person may have the right under the Purchase Agreement (as defined in the Schedule 13D) to acquire the Shares (as defined in the Schedule 13D) within 60 days, the Reporting Person may be deemed the beneficial owner of such Shares. However, the Reporting Person hereby declares that the filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Person is in fact the current beneficial owner of the Shares, and the Reporting Person hereby disclaims any such beneficial ownership under Rule 13d-4.

As a result of the Corporation’s rights offering which was completed on June 21, 2005, the Reporting Person believes that the Shares represented 63.6% of the outstanding Common Stock of the Corporation as of June 21, 2005.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2005

THE ABSOLUT SPIRITS COMPANY, INC.

By: /s/ Michael Misiorski
Name: Michael Misiorski

Title: Chief Financial Officer

INDEX OF EXHIBITS

Number	Exhibit

Exhibit 1

Stock Purchase Agreement between V&S Vin & Sprit AB (publ) and Angostura Limited effective as of June 3, 2005 (incorporated by reference to Amendment No. 11 to Angostura’s Schedule 13D filed on June 9, 2005).